SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549


                     SCHEDULE 13G
       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 (Amendment No. 4)


                THE AES CORPORATION
      -------------------------------------------
                  (Name of Issuer)


                    COMMON STOCK
       -------------------------------------------
             (Title of Class of Securities)


                     00130H105
            -------------------------------
                   (CUSIP Number)


                 MARCH 31, 2000 / APRIL 10, 2000
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  (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

CUSIP No. 00130H105

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1	NAME OF REPORTING PERSON: Bank of America Corporation

IRS IDENTIFICATION NO. OF ABOVE PERSON: 560906609
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2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[](b)[]
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3	SEC USE ONLY
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4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5	Sole Voting Power:

6	Shared Voting Power:

7	Sole Dispositive Power:

8	Shared Dispositive Power:

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
             ***
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

      *** 	The filing made on 4/10/2000 (ACCESSION NUMBER:
0000070858-00-000178) was made in error and less than 5% is actually owned by reporting person.
(closing filing)

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12	TYPE OF REPORTING PERSON: HC
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ITEM 1  (a) NAME OF ISSUER:

            THE AES CORPORATION

        (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1001 North 19th Street, Suite 2000
            Arlington, Virginia 22209


ITEM 2  (a) NAMES OF PERSON FILING:

            Bank of America Corporation

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICES:

            100 North Tryon Street
            Charlotte, NC  28255

        (c) CITIZENSHIP:

            United States

        (d) TITLE OF CLASS OF SECURITIES:

            COMMON STOCK

        (e) CUSIP NUMBER: 00130H105


ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b)
OR 13d-2(b)OR (c), CHECK WHETHER THE PERSON FILING IS A:

(g) [x] A parent holding company or control person in accordance with(S)240.13d-1(b)(1)(ii)(G)


ITEM 4 - OWNERSHIP

Less than 5% (closing filing)


ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON:

Not Applicable.


ITEM 7 - IDENTIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.


ITEM 10 - CERTIFICATION.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE: April 12, 2000


Bank of America Corporation

BY: /s/ DAVID J. WALKER




David J. Walker
Senior Vice President
Corporate Compliance